Exhibit (a)(1)(G)

Form of Notice Email Announcing Final Offer Terms

To:	Eligible Employees

From:	Jason Lettmann, Chief Executive Officer, ALX Oncology Holdings Inc.

Date:	[December 30, 2024]

Subject:	Final Offer Terms of ALX’s Stock Option Exchange Program

Today is the last day to elect to exchange your eligible options as part of the ALX Oncology Holdings Inc. offer to exchange certain outstanding options for new stock options that commenced on December 2, 2024 (the “Offer”). The Offer is scheduled to expire today, [December 30, 2024, at 9:00 p.m., Pacific Time].

We are sending this communication to you to remind you of the pending expiration of the Offer and to notify you that the closing sales price of a share of our common stock on The Nasdaq Global Select Market (“Nasdaq”) today was $[   ]. As previously communicated to you, any options that have an exercise price per share equal to or less than $2.75, or equal to or less than the closing sales price of our common stock on the Nasdaq as of the date the Offer expires, will not be eligible options. Therefore, options with a per share exercise price equal to or less than $[   ] are not eligible for exchange in the Offer. As also previously communicated, eligible options that are validly tendered for exchange and not properly withdrawn as of the expiration of the Offer will be exchanged for new options with an exercise price per share equal to the closing sales price of a share of our common stock on the Nasdaq as of the date the Offer expires and with a different vesting schedule. Accordingly, any new options that you are issued in exchange for eligible options that you validly tender and do not withdraw as of the expiration of the Offer will have an exercise price per share of $[   ].

Participation in the Offer is completely voluntary; however, if you would like to participate in the Offer, we must receive your properly completed election form by email (as a PDF) or by fax by no later than 9:00 p.m., Pacific Time, on December 30, 2024 (unless we extend the Offer). To help you recall your eligible option grants and give you the information that may be useful for making an informed decision, please refer to the personalized information regarding each eligible option grant that you hold which was sent to you via email on December 2, 2024, by Selina Lau, our Director, Corporate Accounting and Financial Reporting, from optionexchange@alxoncology.com.

Only election forms that are properly completed and signed and actually received by us by the expiration date via email (as a PDF) or by fax will be accepted. Offer responses submitted by any other means, including hand delivery, interoffice delivery, U.S. mail or other post, and FedEx (or similar delivery service) are not permitted. If you have any questions, please direct them to Shelly Pinto, our Interim Chief Financial Officer, Senior Vice President, Finance and Chief Accounting, at optionexchange@alxoncology.com or by phone at (650) 800-6675.

This notice does not constitute the Offer. The full terms of the Offer are described in (1) the Offer to Exchange Certain Outstanding Stock Options for New Stock Options; (2) the launch email from optionexchange@alxoncology.com on behalf of Jason Lettmann, Chief Executive Officer, dated December 2, 2024, announcing the Offer; and (3) the election form attached to the launch email, together with its associated instructions. You may access these documents through the U.S. Securities and Exchange Commission’s website at www.sec.gov or by contacting Julia Leontyeva, our Corporate Controller, by email at optionexchange@alxoncology.com or by phone at (650) 800-6675.